17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India Tel.: (91-22) 6645 5645 Fax.: (91-22) 6645 5685
For Immediate Release

Tel-Aviv Court Rules in Favor of Sun Pharmaceutical; No Special Tender Offer Necessary in Taro Offer

Mumbai, India: August 27, 2008: Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUN PHARMA, BSE: 524715) today announced it was victorious in all elements of its defense of the litigation brought against it in the Tel-Aviv District Court by Taro Pharmaceutical Industries Ltd. (Taro) and certain of its directors.

The Tel-Aviv Court yesterday rejected Taro’s contention that Sun Pharma should have conducted a “special tender offer” under Israeli Law.  As a result, Sun Pharma will be in a position to complete the previously announced Tender Offer by its subsidiary, Alkaloida Chemical Company Exclusive Group Ltd. (Alkaloida).  Following the closing of the Tender Offer, all conditions to Sun Pharma’s Option Agreement to acquire all the shares held by the controlling shareholders of Taro will be satisfied and the controlling shareholders will have to deliver their shares.

In a well reasoned and comprehensive decision, Honorable Judge Dr. Michal Agmon-Gonen J. of the Tel-Aviv District Court ruled that it was “disingenuous” for Taro's directors to claim now, over a year after they approved the transaction, that a special tender offer was required.  The court stated that the directors should have “studied the agreements” prior to their being signed, and should have confirmed then that they were in the company's best interest.  The court stated that the directors cannot claim now that they suddenly decided a special tender offer is necessary.

Dilip Shanghvi, Chairman and Managing Director, Sun Pharma said, “It is clear based on yesterday’s ruling that the lawsuit by Taro’s independent directors was part of a calculated effort by Barry Levitt to avoid living up to his obligations under the Option Agreement. It is time for Dr. Levitt and his family to live up to the contract and do what is required of them under the Option Agreement.”

With respect to those directors who are also shareholders, the court stated that “these shareholders benefited from Sun's investment, which basically saved Taro from collapse,” and characterized their conduct in challenging Sun Pharma's exercise of its contractual option as “grave.”

The court also ordered Taro and the other plaintiffs to pay Sun Pharma’s costs related to the litigation.

The complete terms and conditions of the tender offer are set out in the Offer to Purchase, which is filed with the U.S. Securities and Exchange Commission.  Taro shareholders may obtain copies of all of the offering documents, including the Offer to Purchase, free of charge at the SEC's website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., the Information Agent for the offer, at 105 Madison Avenue, New York, New York 10016, (212) 929-5500 (Call Collect) or Call Toll-Free (800) 322-2885, Email: tenderoffer@mackenziepartners.com.

Greenhill & Co., LLC is acting as the Dealer Manager for the Tender Offer and MacKenzie is acting as the Information Agent for the Tender Offer.

About Sun Pharmaceutical Industries Ltd.
Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) is an international, integrated, speciality pharmaceutical company.  It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, U.S. and several other markets across the world.  In India, the company is a leader in niche therapy areas of psychiatry, neurology, cardiology, diabetology, gastroenterology, and orthopedics.  The company has strong skills in product development, process chemistry, and manufacturing of complex API, as well as dosage forms. More information about the company can be found at www.sunpharma.com.

Registered Office : SPARC, Tandalja, Vadodara – 390 020.  India
Corporate Office : Acme Plaza, Andheri – Kurla Road, Andheri (East), Mumbai – 400 059.  India

17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India Tel.: (91-22) 6645 5645 Fax.: (91-22) 6645 5685

Contacts
Uday Baldota		Mira Desai
Tel	+91 22 6645 5645, Xtn 605	Tel	+91 22 6645 5645, Xtn 606
Tel Direct	+91 22 66455605	Tel Direct	+91 22 66455606
Mobile	+91 98670 10529	Mobile	+91 98219 23797
E mail	uday.baldota@sunpharma.com	E mail	mira.desai@sunpharma.com

Brunswick Group for Sun Pharma		MacKenzie Partners
Nina Devlin / Andrea Shores		Robert Marese
+1 212 333 3810		+1 212 929 5500

Arad Communications for Sun Pharma		Greenhill
Gali Dahan		Ashish Contractor
+972 3 7693320		+1 212 389 1537

Registered Office : SPARC, Tandalja, Vadodara – 390 020.  India
Corporate Office : Acme Plaza, Andheri – Kurla Road, Andheri (East), Mumbai – 400 059.  India